Turnberry Projects

(Pty) Ltd

Reg No. 1993/003160/07

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Platinum Group Metals Ltd. (the "Company") for the fiscal year ended August 31, 2007 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the "AIF") and Management's Discussion and Analysis ("MD&A") of the Company, which are incorporated by reference therein.

Each of the undersigned hereby consents to the use in the 40-F, the AIF and the MD&A of the undersigned's name and information derived from the report titled "Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)" dated January 15, 2007.

Turnberry Projects (Pty) Ltd

By: Turnberry Projects (Pty) Ltd
Name: Gordon I CUNNINGHAM
Title: Managing Director

Date: November 27, 2007

Gordon I. Cunningham

Date: November 27, 2007

Timothy V. Spindler

Date: November 28, 2007

No.8 6th Avenue, Melville, Johannesburg, South Africa. Email: turnbery@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa Tel: (011) 726 1590 Fax: (086) 607 5125 Cell: (083) 263 9438

Director: G.I.Cunningham

Turnberry Projects

(Pty) Ltd

Reg No. 1993/003160/07

Consent of Professional

Timothy Spindler

(Qualified Person)

To: British Columbia Securities Commission
12th Floor , 701 West Georgia Street
Vancouver , BC V7Y 1L2

Alberta Securities Commission
4th Floor , 300 – 5th Avenue S.W.
Calgary , AB T2P 3C4

Ontario Securities Commission
Box 55, 1800 – 20 Queen Street West
Toronto, ON M5H 3S8

Autorite des Marche Financiers
800, Square Victoria, 22e etage
C.P. 246, Tour de la Bourse
Montreal, Quebec, H4Z 1G3

Toronto Stock Exchange ("TSX")
Suite 2700 – 650 West Georgia Street
Vancouver, BC V6B 4N9

Attention: Corporate Finance and Listings
Platinum Group Metals Ltd.
Suite 328 – 555 Burrard Street
Vancouver, BC V6C 3N6

Re: Platinum Group Metals Ltd. (the "Issuer")

I, Timothy Spindler, BSc. (Mining), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 880491), am responsible for the overall preparation of the report entitled "*Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)*", dated January 15, 2007, prepared for the Issuer (the "Report"), and I have prepared one or more sections and/or parts of the Report, as more particularly set out in the Report.

1. I hereby consent to:

   (a) the filing of the Report on SEDAR and in the public files with the Securities Commissions of British Columbia, Alberta, Ontario and Quebec and with the Toronto Stock Exchange;

   (b) the use of and reliance upon the Report for disclosure in the Issuer's Annual Information Form dated November 29, 2007 (the "AIF");

   (c) the inclusion of extracts from, or a summary of, the Report in the AIF; and

   (d) the use, inclusion, summarizing of or quoting from the Report in any document or public oral statement and for any and all regulatory filings, acceptances or approvals in connection with any of the mineral properties which are the subject of the Report.

2. I hereby consent to the use of my name "Timothy Spindler" and to the use of the name "Turnberry Projects (Pty) Ltd.", a private mining and engineering consulting firm, of which I am Principal Mining Engineer, in the AIF.

3. I confirm that I have read the AIF and that it fairly and accurately represents the information in the Report that supports the disclosure in the AIF.

Dated this 29th day of November, 2007

Timothy Vyvyan Spindler, BSc. (Mining), Pr.Eng.
Turnberry Projects (Pty) Ltd.